UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of __September 2007__

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: September 5th, 2007	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific Corporate Update

Wellington, New Zealand - September 5, 2007 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Annual Shareholders’ Meeting

At the Company’s annual shareholders meeting held in Vancouver, B.C., Canada on August 22, 2007, the shareholders re-elected David Newman, Peter Hill, Ronald Bertuzzi, Douglas Ellenor and Thompson Jewell, and appointed Bernhard Zinkhofer, to the Board of the Company for the ensuing year. The shareholders reappointed KPMG as auditor for the ensuing year and re-approved the 10% rolling stock option plan for the coming year.

Dr. Hill was elected as Board Chairman and took the opportunity to offer a vote of thanks to outgoing Chairman, Mr. Newman. “David has contributed enormously to the growth of the Company over the last 4 years. His professionalism and business awareness have been vital in shaping the Company into its new form. We are very pleased that David has agreed to remain part of the Company by accepting to chair our Audit Committee as we continue our restructuring and growth plans.”

Dr. Hill, who was appointed to the Board in January 2006, brings over 35 years experience in the exploration and production industry, including 22 years with BP in a range of senior positions in Australia, Egypt, New Zealand, the North Sea and South America. Dr Hill was the CEO and President of Benton Oil and Gas Company (now called Harvest Natural Resources) and was instrumental in growing the company from a market capitalization of $US50million in 2000 to $US750million in 2005. He now consults to and advises investment banks and hedge funds. Austral Pacific is his only board seat.

A briefing for those shareholders who were unable to attend the AGM will also be held, on September 12, 2007 at noon (NZST), at the James Cook Hotel Grand Chancellor, 147 The Terrace, Wellington, New Zealand.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Thom Jewell, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.